GEMSTAR RESOURCES LTD.
(An Exploration Stage Company)
MANAGEMENT DISCUSSION & ANALYSIS
Three Months Ended April 30, 2007
(Stated in Canadian Dollars)

This discussion and analysis for the three months ended April 30, 2007 is prepared as of June 20, 2007 and contains disclosure of all material changes occurring up to and including that date.

Description of Business

Gemstar Resources Ltd (the “Company”) is a junior resource Company incorporated in British Columbia and engaged in the acquisition, exploration and development of mineral resource properties. The Company currently holds an interest in one mineral property, called the Dotted Lake Property (the “Property”), situated in the Thunder Bay Mining District of Ontario.

The Company is a reporting issuer in both British Columbia and Alberta and files as a foreign issuer with the United States Securities and Exchange Commission. The Company’s common shares are posted for trading on the Over-The-Counter: Bulletin Board (OTC:BB) in the United States under the symbol GMSRF:OB.

The Dotted Lake Property

The Company holds a 100% interest in 1 mineral claim comprising 15 claim units located in the Thunder Bay Mining District, approximately 16 miles south-southeast of Manitouwadge, Ontario, which makes up the Dotted Lake Property. The Company acquired its initial interest in the Dotted Lake Property in 2001 and to date has spent $4,206 on staking the claim and $66,233 on deferred exploration costs, including a geological survey and geological consulting fees. In 2005, the Company had a 43-101 compliant geological report completed on the Property. The report, dated December 6, 2005, is available for review with the Company’s disclosure materials on www.SEDAR.com.

The 43-101 report recommends a two phase exploration program. The first phase calls for additional geophysical surveys, including a TDEM (Time Domain Electromagnetic) survey, at an estimated cost of $51,500. The second phase calls for extensive diamond drilling at an estimated cost of $171,900 which will proceed only when the Phase I program has proven to be successful.

The Company did not conduct any work on the Property during the quarter ended April 30, 2007.

Future Developments

In order to maintain its mineral claim in good standing, the Issuer is required to spend approximately $4,000 in exploration on the Property by March 14, 2008. The Company intends to commence the recommended Phase I program during the 2007/2008 winter work season.

Related Party Transactions

During the quarter ended April 30, 2007, loans from related parties increased by $31,841 due to the following: (i) management and administration fees of $12,000 charged by the related parties; (ii) additional cash advances net of cash payments and expenses paid by the related parties on behalf of the company amounting to $19,841; and (iii) the non-cash accretion of $339 regarding the convertible promissory note.

All loans from related parties totaling $1,132,854 at April 30, 2007, are conducted in the normal course of business, unsecured, non-interest bearing and by agreement are not due until after July 31, 2007.

GEMSTAR RESOURCES LTD.
(An Exploration Stage Company)
MANAGEMENT DISCUSSION & ANALYSIS
Three Months Ended April 30, 2007
(Stated in Canadian Dollars)

Results of Operations

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada and the reporting currency is Canadian dollars.

SUMMARY OF QUARTERLY RESULTS

	Apr. 30, 2007	Jan. 31, 2007	Oct. 31, 2006 $	July 31, 2006 $	Apr. 30, 2006 $	Jan. 31, 2006 $	Oct. 31, 2005 $	July 31, 2005 $
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
G&A Exp. / Net Loss	$35,520	$74,928	$54,979	$31,562	$22,953	$47,129	$35,105	$32,183
Basic loss per share	$0.01	$0.01	$0.01	$0.01	$0.00	$0.01	$0.01	$0.01

Discussion of Results for the Quarter Ended April 30 , 2007

The interim financial statements for the quarter ended April 30, 2007 (“2007 quarter”) are compared below to the interim financial statements for the quarter ended April 30, 2006 (“2006 quarter”).

The Company reported a net loss of $35,520 in the 2007 quarter compared to $23,292 in the 2006 quarter restated due to retroactive accretion of convertible note. This $12,228 increase in net loss was due to a number of changes in individual line items of General and Administrative expenses, the most significant of which are discussed below:

- increase in accounting and audit fees to $9,592 from $1,111 due to the filing requirements as a reporting issuer in both British Columbia and Alberta and as a foreign issuer with the United States Securities and Exchange Commission.

- increase in professional fees to $1,749 from $nil due to geological consulting fees regarding implementation of the winter work program.

Investor Relations

During quarter ended April 30, 2007, no investor relations activities were undertaken by or on behalf of the Company and no investor relations arrangements or contracts were entered into by the Company.

Liquidity and Capital Resources

The Company has no operating revenues and to date has financed its operations initially through the sale of share capital and, over the past five years, principally through loans from the Company officers and immediate family members. It is anticipated the Company will continue to rely on related party loans to fund its planned phase 1 mineral exploration program and on-going corporate administration expenses.

As of April 30, 2007, the Company’s cash position was $7,628. During the quarter ended April 30 , 2007, the Company: (i) spent $33,869 on operating activities and the administration of its corporate affairs compared to $23,176 for the quarter ended April 30, 2006; and (ii) received $31,841 (net) in

GEMSTAR RESOURCES LTD.
(An Exploration Stage Company)
MANAGEMENT DISCUSSION & ANALYSIS
Three Months Ended April 30, 2007
(Stated in Canadian Dollars)

additional loans from related parties, including accrued management fees and administration expenses compared to $20,209 in the 2006 quarter . These net cash flow activities resulted in the Company’s cash position decreasing by $2,028 for the 2007 quarter compared to $2,967 in the 2006 quarter.

As mentioned above, the Company is required to spend approximately $4,000 on the Dotted Lake Property by March 14, 2008, in order to keep the mineral claim in good standing. It’s the Company's intent to commence the Phase I work program during the 2007/2008 winter work season. The Company also anticipates spending approximately $70,000 for administration of its corporate affairs during the ensuing six month period to October 31, 2007. Accordingly, the Company will need approximately $100,000 to meet its planned future expenditures at this time.

The Company does not have sufficient funds on hand to pay these amounts and will require loans or additional advances from related parties. There is no assurance the Company will be able to raise the necessary funds in this manner.

Outstanding Securities of the Company

As at the date of this discussion, the Issuer had the following securities outstanding:

Common Shares

Date	Number Outstanding
June 20 , 2007	5,651,714

Share Purchase Warrants

The Company has no share purchase warrants outstanding, however, one of the loans due to related parties amounting to $106,754 is convertible into common shares as follows:

Amount of Debt Outstanding	Conversion Price	Number of Shares if Converted	Expiry Date
$106,754	$0.05 per share	2,135,080	January 1, 2008

Incentive Stock Options

In December 2006, the Company adopted an incentive stock option plan for eligible Company employees, directors, officers and consultants. To date no stock options have been granted.

Disclosure Controls and Procedures

As of the end of the year covered by this Management Discussion & Analysis, the Issuer’s certifying officers have evaluated the effectiveness of the Issuer’s disclosure controls and procedures and have concluded, based on such evaluation, that as of the end of the period covered by the annual filings, the disclosure controls and procedures are effective in providing reasonable assurance that the material information relating to the Issuer is being made known to the certifying officers by others within the Issuer.

GEMSTAR RESOURCES LTD.
(An Exploration Stage Company)
MANAGEMENT DISCUSSION & ANALYSIS
Three Months Ended April 30, 2007
(Stated in Canadian Dollars)

It should be noted that while the certifying officers believe that the Company’s disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The certifying officers note that there has not been any change during the period covered by the annual filings in the Company’s internal control over financial reporting, however, they further note that due to the limited number of staff engaged by the Company, there is an inherent weakness in the system of internal controls due to the inability to achieve appropriate segregation of duties. The limited number of staff may also result in weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing computer systems and applications within the Company. While the Company has in place certain procedures to mitigate the risk of a material misstatement in the Company’s financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

Cautionary Statement on Forward Looking Information

This Management Discussion and Analysis may contain forward-looking statements which include all statements that are not statements of historical fact. The forward-looking statements are often identifiable by their use of words such as “may,” “expect,” “believe,” “anticipate” “intend,” “could,” “estimate,” or continue,” or the negative or other variations of these terms or comparable terms. The Company’s actual results could differ materially from the anticipated results described in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Issuer undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.